

Mail Stop 3720

June 27, 2007

VIA U.S. MAIL AND FAX (913) 234-5654
Mr. Douglas E. Nickerson
Chief Financial Officer
QC Holdings Inc.
9401 Indian Creek Parkway, Suite 1500
Overland Park, Kansas 66210

> **Re:** **QC Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 14, 2007**
> **File No. 0-50840**

Dear Mr. Nickerson:

We have reviewed your supplemental response letter dated May 24, 2007 as well as your filing and have the following comments. As noted in our comment letter dated May 3, 2007, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Provisions for Losses and Returned Item Policy, page 36

1. We note your response to prior comments 1 and 2. It is unclear to us how a change in your loan allowance methodology which captures a loss-volume ratio for the last month of the reporting period as adjusted using a collection experience with a look-back period of *three years* (excluding the current year) better reflects the short-term nature of the loan portfolio at each period-end. In this regard:

    - Tell us why an adjustment factor, which is based on an "average of the change in the loss/volume ratio from the last month of each reporting period to the immediate subsequent month-end for each of the last three years (excluding the current year) and which has the effect of smoothing seasonal fluctuations, would be appropriate, considering that the smoothing effect is based on a long-term average and that your loan demand and related collection experience generally fluctuate seasonally.
    - Tell us your basis for excluding your collection experience for the most current year in computing the percentage adjustment to the collection experience. In your

example of the calculation in Exhibit I, it does not appear that the activity for January 2006 through November 2006 is even considered in your allowance determination.

- Tell us why you believe that the resultant charge-off to expense of $76,232, up 2.6% over the prior year and comprising 44% of your revenues, is reasonable when compared with the charge-off from the prior year which comprised 48.5% of revenues. The 2.6% increase in the charge-off appears nominal when compared to the 12.6% increase in revenues.

2.   We refer to your response to prior comment 2 and Exhibit I. Your footnote (c) states that your loss experience for installment loans has been higher than your payday and title loan products. Tell us how you determined the additional amount to be recorded as an allowance. Further, tell us why, at this point, you believe it is appropriate to include these installment loans in your loan loss analysis of payday and title loans. Finally, it is unclear why you state on page 36 of your Form 10-K that your "experience has been that a separate calculation…would yield a substantially similar result to the combined calculation." Is this statement true for each respective period that you offered installment loans?

3.   Your footnote (e) in Exhibit I states that during the year-end closing process you adjusted your allowance to reflect the actual collections in the subsequent month. Tell us why this has not been disclosed in your Form 10-K. Does this amount represent a true-up? If so, tell us why you do not perform a similar analysis for each quarterly closing process.

4.   We note your response to prior comment 3 and your statement that you had a favorable loss experience in 2006 due to the on-going benefits of your loan-based verification procedures. It is unclear to us why you would include a collection experience from prior years, as detailed in your response to prior comment 1, since it does not reflect the benefit of your revised loan origination procedures when computing a provision for loan losses on your short-term portfolio. Please advise.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathryn T. Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding these comments.

Sincerely,

Larry Spirgel
Assistant Director